Exhibit 22.1
List of Subsidiary Issuers of Guaranteed Securities
The following subsidiaries of Gaming and Leisure Properties, Inc. (the “Company”) were, as of December 31, 2025, issuers of the (i) $500 million 5.75% senior unsecured notes due June 2028, (ii) $750 million 5.30% senior unsecured notes due January 2029, (iii) $700 million 4.00% senior unsecured notes due January 2030, (iv) $700 million 4.000% senior unsecured notes due January 2031, (v) $800 million 3.25% senior unsecured notes due January 2032, (vi) $600 million 5.25% senior unsecured notes due February 2033, (vii) $400 million 6.75% senior unsecured notes due December 2033, (viii) $800 million 5.625% senior unsecured notes due September 2024, and (ix) $700 million 5.75% senior unsecured notes due November 2037, (x) $400 million 6.25% senior unsecured notes due September 2054, each guaranteed by the Company:

Entity	Jurisdiction of Incorporation or Formation
GLP Capital, L.P.	Pennsylvania
GLP Financing II, Inc.	Delaware